POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

May 22, 2007

April Sifford

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BMB Munai, Inc.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Filed June 29, 2006

File No.: 1-33034
Supplemental Response dated March 12, 2007

Dear Ms. Sifford:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated April 17, 2007. Following are the responses to your comments.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Items 1 and 2. Business Properties, page 3

Oil and Gas Reserves, page 5

1.

We note your response 15 to our February 27, 2007 comment letter wherein you state that you can continue to seek export quotas in future months for your oil production and, thus, should use the March 31, 2006 world market price in the determination of your Kazakhstan proved reserves instead of the lower domestic price. We also note that you used the domestic price for determination of your year-end 2005 proved reserves. With a view toward possible disclosure, please tell us the mechanisms, terms and history applicable to your requests for and the granting of these quotas. Please furnish

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Ms. April Sifford

May 22, 2007

to us the relevant Kazakh government documents if you believe it would help us understand your position. Address the changes from the conditions extant at year-end 2005 that allowed you to utilize world market price at year-end 2006. Explain to us the motivation for the Kazakh government to allow/encourage export, given that this export will decrease oil available to the domestic market and could create upward pressure on the domestic price.

The Company’s Subsoil Use Contract No. 482, issued on June 9, 2000 grants the Company the right to export crude oil upon the completion, submission and approval by the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan (“MEMR”) of the Company’s pilot development project. During 2004 and 2005 the Company engaged in the exploration and development activities necessary to prepare the plan. The plan was submitted to the MEMR in October 2005. The MEMR approved the plan in December 2005.

The Law of Petroleum in Kazakhstan requires that each month a company that wishes to export oil must submit a request for an export quota (amount of oil it is approved to export for the month) to the MEMR. Beginning in January 2006 and every month since with the exception of February 2006, the Company has requested and been granted an export quota from the MEMR. For business reasons, the Company did not request an export quota in February 2006.

Each month, the Company forecasts the amount of crude oil it expects to produce and sell in the upcoming month. The Company then prepares a letter to the MEMR requesting a quota to export that amount of oil during the upcoming month. This request is reviewed by the MEMR and an export quota is issued to the Company based on the Company’s request. To date, the MEMR has approved each of the Company’s monthly requests in the amount requested by the Company.

As you pointed out, in its reserve report at March 31, 2005, Chapman Petroleum Engineering relied upon the domestic market price in preparing that reserve report. The domestic market price was used because at March 31, 2005 the Company had not completed and submitted for approval of its pilot development project to the MEMR. Thus, the Company had not yet received MEMR approval to export its oil. As a result, the Company was limited to selling its oil in the domestic market. In contrast, by March 31, 2006 the MEMR had approved the Company’s pilot development project and had granted the Company the right to export oil. Moreover, the Company had been exporting oil for several months and there was no reason to expect that the Company would not continue to export oil in the future. This presumption, in fact, has been proven correct by the fact that the Company has, with MEMR approval exported oil every month since the Chapman Petroleum Report was issued in quantities as requested by the Company.

Ms. April Sifford

May 22, 2007

The Commission’s guidelines for reserve estimation require that absent compelling evidence or known facts to the contrary, reserve estimates should be based on the prevailing price at the effective date of the report. At the time Chapman Petroleum prepared its 2006 reserve report, there was no evidence or known fact that would indicate that the Company would not continue to receive export quotas and realize world market price. In accordance with the guideline, at the time Chapman Petroleum prepared its reserve report for 2005 the Company had not submitted or received approval of its pilot development project, did not qualify for an export quota and was, therefore, limited to selling its production to the domestic market. Therefore, Chapman Petroleum properly relied upon the prevailing market price the Company was receiving at that time, which was the domestic market price.

The Commission inquired regarding the motivation of the government in allowing/encouraging exportation of oil. There are several reasons the government of the Republic of Kazakhstan allows/encourages exportation of oil. According to the Energy Information Administration of the U.S. Department of Energy, “Kazakhstan oil exports are the foundation of the country’s economy and have ensured that average real GDP growth has stayed above 9 percent for the last 6 years.” And, “Kazakhstan’s growing petroleum industry accounts for roughly 30 percent of the country’s GDP.” The government has an interest in improving the economic condition of its citizens. Oil exports play a large role in the ongoing financial growth and prosperity of Kazakhstan.

While Kazakhstan is the 9th largest territory in the world (in terms of size) it is sparsely populated, (population of just over 15,000,000). Domestic oil consumption in Kazakhstan in 2005 was about 71 million barrels of oil for the year, while oil production in Kazakhstan was 404 million barrels or nearly six times the level of domestic consumption. While oil consumption in Kazakhstan is growing, it is growing at a slow pace. By 2015 domestic consumption is expected to double to 142 million barrels per year. By comparison, by 2015, the government of Kazakhstan forecasts that oil production in Kazakhstan will reach nearly 1.26 billion barrels per year. Based on it own projections, the government of Kazakhstan believes the gap between production and domestic oil consumption will continue to widen at an increasing rate over the next eight years to a level where production will exceed consumption by nearly nine times. Given the significant disparity between production and consumption, it seems there is limited risk, at least in the foreseeable term, that domestic consumption will impact exporation policy or domestic price.

Another motivation for encouraging exportation of oil is the lack of crude oil refining capacity within Kazakhstan. There are only three oil refineries in Kazakhstan. These three refineries have total refining capacity of about 19.5 million tons per year. The Pavlodar refinery, located in north-east Kazakhstan has a capacity of 7.5 million tons per year. The Shymkent refinery, located in southeast

Ms. April Sifford

May 22, 2007

Kazakhstan has a capacity of 7 million tons per year. The Atyrau refinery in western Kazakhstan has a capacity of 5 million tons. In 2005, the average refining efficiency of the Pavlodar refinery was 76%, the average refining efficiency of the Shymkent refinery was 53% and the average refining capacity of the Atyrau refinery was less than 50%. Another limiting factor on refining capacity is the availability of infrastructure to transport oil to these refineries. Most of the commercial oil discoveries in Kazakhstan to date are located in western Kazakhstan. While the Atyrau refinery is located in western Kazakhstan, and therefore, the most accessible, it is the smallest, oldest and most inefficient of the refineries in Kazakhstan. In many cases, transportation of oil from the fields in western Kazakhstan to the Pavlodar and Shymkent refineries is more difficult and costly due to a lack accessible transportation infrastructure across the country.

For all of the foregoing reasons, which support the accuracy of the 2005 and 2006 Chapman Petroleum Reports, the Company believes there is no reason to assume the government will change its emphasis on oil exportation in the near term and consequently there need be no change in the Chapman Reports.

2.

In our prior comment 17 from our letter dated February 27, 2007, we asked you to “Please tell us the applicable history of license extensions in Kazakhstan that justifies your entitlement to the disclosed proved reserves.” Your response does not address the history of license issuance or extension in Kazakhstan. Also, we note that formal Kazakh government approval of the development plan is required before development can proceed. This could preclude any claim of proved reserves prior to government approval of the applicable development plan. Please address the history of issuance of production licenses and development plan submittal/approval with subsequent development initiation. We may have further comment.

The Law of Petroleum in Kazakhstan, which governs the rights, responsibilities and relationships between the government and concession holders was first adopted in 1996. Under the Law of Petroleum in Kazakhstan, generally the term of the exploration stage under Subsoil Use Contracts is six years. Subsoil Use Contracts also typically provide for two additional two-year extensions. Based on the Company’s own experience and the experience of other companies in the industry, so long as a Contract holder has fulfilled its minimum work program requirements during the exploration term, set by the MEMR, the MEMR has as a matter of course granted Contract holders’ requests for extension. Therefore, the practice in Kazakhstan has been that so long as the Contract holder has complied with its minimum work program requirements, the Contract holder has been allowed to continue in the exploration stage for ten years from the time the Subsoil Use Contract was issued, unless they have applied to move to commercial production prior to the expiration of the ten years allotted for exploration stage.

Ms. April Sifford

May 22, 2007

In most instances it appears that Contract holders are taking advantage of the full ten-year term before moving to commercial production. Because of this trend, combined with the relatively short history of the Republic of Kazakhstan, the history of approval of development plans and issuance of production licenses in Kazakhstan is rather limited. This lack of history combined with the fact that the granting of commercial production licenses is not a matter of public record and the fact the MEMR does not disclose publicly statistical records regarding the number of companies that actually request and are granted commercial production rights versus those that have been denied commercial production rights, make it difficult to provide a statistical analysis of the number of concession holders that submit actually complete the exploration stage, submit a development plan and are granted commercial production rights.

Based on discussions with a representative of the MEMR in response to the Commission’s request, the Company learned that at least ten Subsoil Use Contract holders have been granted commercial production rights upon the completion of the exploration stage. The MEMR representative explained that in each case, the primary factors determining whether to grant commercial production rights were: 1) the Contract holder’s fulfillment of minimum work program commitments; 2) proof of a commercial discovery; and 3) submission of an approved development plan prepared by a third-party petroleum institute in Kazakhstan to exploit the established commercial reserves.

The Company does not have personal knowledge of any companies that have applied for commercial production rights and had their request denied. The MEMR representative did not have knowledge of how many Contract holders had requested, but not been granted commercial production rights. The MEMR representative did point out to the Company that in most cases when commercial production rights are not granted, it is typically because the Contract holder has failed to make a commercial discovery within the Contract territory and has decided to abandon its Contract territory or the Contract holder has had insufficient funds to complete its minimum work program requirements and has, therefore, been unable to complete the work necessary to substantiate the presence of commercially sound reserves to the MEMR under its exploration contract.

At the time Chapman Petroleum issued its 2005 and 2006 reports and up to the current date, the Company has met or exceeded its minimum work program requirement. Consistent with the purpose of the exploration stage, the Company has engaged in significant research of its Contract territory, including seismic data collection and analysis, drilling and production. All of these activities have been undertaken with the goal to substantiating commercial discoveries within the Company’s contract territory and developing an appropriate plan for the commercial production of those commercial discoveries. The Company is confident that: 1) it is taking the necessary steps to fulfill its minimum work program

Ms. April Sifford

May 22, 2007

commitments during exploration stage; 2) it has and will continue to make commercial discoveries within its contract territory; and 3) it is gathering and will have sufficient data to substantiate the presence of commercial reserves within the Contract territory within the term of its current Subsoil Use Contract as required to submit an approved development plan to the MEMR.

3.

Your response to prior comment 18 from our letter dated February 27, 2007, states “While the government has the right to require oil producers to sell domestically, the chance the government would invoke this right in a way that would materially impact the Company’s estimated proved reserves and associated future net income seems remote.” With a view toward possible disclosure, please tell us the history of the Kazakh government’s requirements for oil producers to sell on the domestic market in the last five years with particular attention toward your experiences. We may have further comment.

There is no direct legislation dictating the amount or percentage of production that must be sold into the domestic market by a Contract holder. Moreover, the amount of production the MEMR requires oil producers to sell domestically is not a matter of public record. Therefore, the amount of publicly available information regarding this issue is somewhat limited. In the Company’s own experience, it has not yet had to sell oil to the domestic market under the terms of the monthly export quotas it has received.

In discussing the staff’s comment with the MEMR representative the Company learned that the determination of whether a Contract holder that has been granted export rights will be required to sell some quantity of oil to the domestic market is determined on a month-by-month, case-by-case basis.

The MEMR representative pointed out that due to a lack of infrastructure some oil producers have no ability to export their oil, while others find it more cost effective to sell their production domestically rather than to try to sell to the world market. Also, as discussed above, before a concession holder is granted the right to export oil, they must complete and receive approval of its pilot development project. These factors result in a supply of oil that has access only to the domestic market, which reduces the instances when the MEMR requires exporters to sell to the domestic market. A final limiting factor on mandatory domestic sales by the MEMR might require to be sold domestically is the limited refining capacity within the country and excess domestic supply, as discussed above.

For these reasons, the Company expects there will be no change in policy that allows it to utilize export facilities to sell its production.

Based on the foregoing, and the fact that the assumptions employed in the Chapman Petroleum Reports for 2005 and 2006 have proved to be very accurate

Ms. April Sifford

May 22, 2007

descriptions of the Company’s actual performance and governmental policy. The Company believes that certain risk-related disclosures in future reports may be narrowed in order to present a description in-line with the actual circumstances under which it operates in Kazakhstan.

Attached to this letter, please find a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law